WeFunder Community Round Email Template

[Personalized greeting]

We just kicked off a Community Round through an investment platform WeFunder. The private portion of this round is open until 11/15 and we would like you to be part of it!

Below are some updates on where we are today:

- Creators of the world's first distortion-free panoramic camera addressing $10B drone sensor market
- Over $3.7M in awarded contracts to date with Space Force, NASA, Air Force, and others
- Selected by NASA as only camera sensor capable of meeting FAA's stringent requirements for the advanced UAM market
- Team of 15 drawing on Rochester NY's expertise in imaging technologies (IMAX, Kodak, Xerox)
- Raising $500k community round (10% early bird discount, closing Nov 18th).

Attached is a one-pager that outlines our current offering in more detail and here is a link to a recent video on the company, please use password "325."

[Closing]